3/11/03

CM

SECU[illegible] 03012233 [illegible]GE COMMISSION
[illegible]gton, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 8707 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dorn & Company, Incorporated

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

216 E Washington
(No. and Street)

Fergus Falls (City) MN (State) 56537 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Larry Dorn 218-739-5236
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ness, Waller, Pearson & Co., Ltd.
(Name – *if individual, state last, first, middle name*)

510 22nd Avenue East Suite 501 (Address) Alexandria (City) MN (State) 56308 (Zip Code)

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

RECEIVED FEB 25 2003

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

DD 3-12

# OATH OR AFFIRMATION

I, Larry (Russell) Dorn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dorn & Company, Incorporated, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BONITA G. DENZEL
NOTARY PUBLIC-MINNESOTA
OTTER TAIL COUNTY
MY COMMISSION EXPIRES 1-31-2005

Notary Public

Signature

Pres

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# DORN & CO., INC.

Fergus Falls, Minnesota

Report on Audit

Years Ended December 31, 2002 and 2001

Ness, Waller, Pearson & Co., Ltd.

Alexandria, Minnesota

## TABLE OF CONTENTS

Easton Place
510 22nd Ave E • Suite 501
Alexandria, Minnesota 56308

Telephone: (320) 763-6568
Fax: (320) 763-6297

# NESS WALLER PEARSON & CO., LTD.

CERTIFIED PUBLIC ACCOUNTANTS

H. DAN NESS, C.P.A. RETIRED
STEPHEN I. WALLER, C.P.A. RETIRED

LAWRENCE F. PEARSON, C.P.A.
JAMES J. MEGEL, C.P.A.
DENNIS L. SCHMIDT, C.P.A.

RICHARD A. VOLKER, C.P.A.
CAROL L. THALMAN, C.P.A.
NICOLE L. KLIMEK, C.P.A.
DONNA R. ALLISON, C.P.A.

## INDEPENDENT AUDITORS' REPORT

Board of Directors
Dorn & Co., Inc.
Fergus Falls, Minnesota

We have audited the accompanying statements of financial condition of Dorn & Co., Inc., (a Minnesota corporation) as of December 31, 2002 and 2001, and the related statements of income, changes in retained earnings and cash flows for the years then ended that you are filing pursuant to 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dorn & Co., Inc. at December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in pages 11 through 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ness, Waller, Pearson & Co., Ltd

January 10, 2003

This page intentionally left blank.

# DORN & CO., INC.
## STATEMENTS OF FINANCIAL CONDITION

| | December 31, | |
|---|---|---|
| | 2002 | 2001 |
| **ASSETS** | | |
| CURRENT ASSETS | | |
| Cash | | |
| Operating account | $ 2,050 | $ 45,006 |
| Savings accounts | 17,157 | 1,308 |
| Accounts receivable | | |
| Commissions receivable | | 3,691 |
| Brokers and dealers - open transactions | 78,736 | 27,958 |
| Trading and investment securities, at market | 860,812 | 532,207 |
| Prepaid expenses | 4,315 | 3,077 |
| Income tax receivable | 2,776 | |
| Total Current Assets | $ 965,846 | $ 613,247 |
| PROPERTY AND EQUIPMENT, at cost | | |
| Office equipment | $ 199,367 | $ 191,426 |
| Leasehold improvements | 325,523 | 303,366 |
| | $ 524,890 | $ 494,792 |
| Less accumulated depreciation | 313,615 | 261,636 |
| Total Property and Equipment | $ 211,275 | $ 233,156 |
| OTHER ASSETS | | |
| Investment in antique personal property | $ 31,607 | $ 31,607 |
| Clearing deposit | 25,000 | 25,000 |
| Total Other Assets | $ 56,607 | $ 56,607 |
| | $1,233,728 | $ 903,010 |

See accompanying Notes to Financial Statements.

## DORN & CO., INC.
## STATEMENTS OF FINANCIAL CONDITION

### LIABILITIES AND STOCKHOLDER'S EQUITY

| | December 31, 2002 | December 31, 2001 |
|---|---|---|
| CURRENT LIABILITIES | | |
| Accounts payable | | |
| Dain trading payable | $ 553,359 | $ 230,991 |
| Vendors - trade obligations | 1,110 | 1,820 |
| Accrued income taxes | | 3,000 |
| Accrued expenses | 14,697 | 8,887 |
| Due to officer | 3,696 | |
| Total Current Liabilities | $ 572,862 | $ 244,698 |
| STOCKHOLDER'S EQUITY | | |
| Common stock | | |
| Par value $10 | | |
| Authorized - 25,000 shares | | |
| Issued and Outstanding - 6,000 shares | $ 60,000 | $ 60,000 |
| Retained earnings | 600,866 | 598,312 |
| Total Stockholder's Equity | $ 660,866 | $ 658,312 |
| | $1,233,728 | $ 903,010 |

See accompanying Notes to Financial Statements.

# DORN & CO., INC.
# STATEMENTS OF INCOME

| | For the Years Ended December 31, 2002 | 2001 |
|---|---|---|
| INCOME | | |
| Gain on sale and holding of trading account securities | $ 394,344 | $ 209,085 |
| Commissions on security sales | 30,097 | 30,583 |
| Commissions and concessions on mutual funds | 563,718 | 550,083 |
| Annuity fees | 151 | 14,342 |
| Dividends and interest earned | 25,690 | 19,921 |
| Other income | 5,033 | 747 |
| Total Income | $1,019,033 | $ 824,761 |
| EXPENSES | | |
| Salaries and commissions | | |
| Executive | $ 275,000 | $ 205,000 |
| Registered representative | 114,171 | 103,042 |
| Office and clerical | 158,683 | 152,632 |
| Payroll taxes | 30,278 | 27,141 |
| Advertising | 25,264 | 23,685 |
| Bank service and clearing charges | 46,765 | 34,103 |
| Depreciation | 51,979 | 26,577 |
| Client expense/Expos | 20,278 | 5,196 |
| Utilities and building occupancy | 18,902 | 19,188 |
| Licenses, bonds and insurance | 7,039 | 8,786 |
| Memberships, books, dues and subscriptions | 11,028 | 15,487 |
| Office supplies and expense | 18,303 | 12,457 |
| Postage | 6,649 | 11,091 |
| Professional services | 36,294 | 7,287 |
| Rents | 72,000 | 60,000 |
| Travel and entertainment | 10,014 | 13,754 |
| Telephone | 10,595 | 11,463 |
| Employee benefits | 15,418 | 17,905 |
| Profit sharing trust contributions | 87,819 | 60,799 |
| Total Expenses | $1,016,479 | $ 815,593 |
| INCOME BEFORE PROVISIONS FOR INCOME TAXES | $ 2,554 | $ 9,168 |
| PROVISIONS FOR INCOME TAXES | $ 0 | $ 3,767 |
| NET INCOME FOR YEAR | $ 2,554 | $ 5,401 |

See accompanying Notes to Financial Statements.

## DORN & CO., INC.
## STATEMENTS OF CHANGES IN RETAINED EARNINGS

| | December 31, 2002 | December 31, 2001 |
|---|---|---|
| RETAINED EARNINGS, BEGINNING OF YEAR | $598,312 | $592,911 |
| NET INCOME | 2,554 | 5,401 |
| RETAINED EARNINGS, END OF YEAR | $600,866 | $598,312 |

See accompanying Notes to Financial Statements.

## DORN & CO., INC.
## STATEMENTS OF CASH FLOWS

| | For the Years Ended December 31, | |
|---|---|---|
| | 2002 | 2001 |
| CASH FLOWS FROM OPERATING ACTIVITIES | | |
| Cash received from customers and clients | $ 4,972,809 | $ 3,821,500 |
| Cash payments to brokers, vendors and employees | (5,003,667) | (3,945,941) |
| Interest and dividends received | 30,723 | 20,668 |
| Income taxes paid | 3,200 | |
| Interest paid | (74) | (33) |
| Net Cash Provided (Used) by Operating Activities | $ 2,991 | $ (103,806) |
| CASH FLOWS FROM INVESTING ACTIVITIES | | |
| Purchase of property and equipment | $ (30,098) | $ (15,728) |
| Purchase of other assets | | (3,200) |
| Net Cash Provided (Used) by Investing Activities | $ (30,098) | $ (18,928) |
| CASH FLOWS FROM FINANCING ACTIVITIES | | |
| Net Cash Provided (Used) by Financing Activities | $ 0 | $ 0 |
| NET INCREASE IN CASH | $ (27,107) | $ (122,734) |
| CASH - beginning of year | 46,314 | 169,048 |
| CASH - end of year | $ 19,207 | $ 46,314 |

See accompanying Notes to Financial Statements.

**DORN & CO., INC.**
**STATEMENTS OF CASH FLOWS**

| | For the Years Ended December 31, 2002 | 2001 |
|---|---|---|
| RECONCILIATION OF NET INCOME TO NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES | | |
| Net income | $ 2,554 | $ 5,401 |
| Adjustments to Reconcile Net Income to Net Cash Provided (Used) by Operating Activities | | |
| Depreciation | $ 51,979 | $ 26,577 |
| Changes in assets and liabilities | | |
| (Increase) decrease in accounts receivable | (47,087) | 9,441 |
| (Increase) decrease in trading account | (328,605) | (263,657) |
| (Increase) decrease in prepaid expenses | (1,238) | 473 |
| (Increase) decrease in other assets | (5,776) | 2,540 |
| Increase (decrease) in accounts payable | (710) | (304) |
| Increase (decrease) in other liabilities | 331,874 | 112,723 |
| Increase (decrease) in accrued income taxes | | 3,000 |
| Total Adjustments | $ 437 | $ (109,207) |
| NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES | $ 2,991 | $ (103,806) |

| | 2002 | 2001 |
|---|---|---|
| CASH AND CASH EQUIVALENTS | | |
| Operating Account | $ 2,050 | $ 45,006 |
| Savings accounts | 17,157 | 1,308 |
| Total Cash and Cash Equivalents | $ 19,207 | $ 46,314 |

See accompanying Notes to Financial Statements.

**DORN & CO., INC.**
**NOTES TO FINANCIAL STATEMENTS**
**DECEMBER 31, 2002 AND 2001**

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business - The Company's business activities consists primarily of the purchase and sale of stocks, bonds and mutual funds, on its own behalf and as broker or agent for others, and the underwriting of certain securities issues. The Company has a Principal's license to operate in the states of Minnesota, North Dakota, and South Dakota. The Company is a registered insurance agent in the State of Minnesota. Records are maintained on the accrual basis whereby revenues are recognized as they are earned and expenses are reported as they are incurred. Security-related transactions are recorded on the basis of trade dates.

Securities Clearing - During 1999, Dorn & Co., Inc., completed the conversion from a self-clearing broker to becoming fully-disclosed through RBC Dain Correspondent Services (DCS), a division of RBC Dain Rauscher Incorporated, a Minnesota corporation. Prior to the conversion on October 6, 1999, the Company used Pershing (A Division of Donaldson, Lufkin, and Jenrette Securities Corporation) as a clearing house for securities and investment transactions of customers.

Securities Insurance - Securities held in custody by DCS (The Company's Clearing Firm) are protected up to a total of $25,000,000 per account. Of this total, Securities Investor Protection Corporation (SIPC) provides $500,000, of which $100,000 may be in cash. The remaining $24,500,000 of coverage on securities only is provided by DCS through a commercial insurer. Investment Access and RBC Dain Rauscher Retirement accounts are protected up to a total of $35,000,000. The account protection applies when a SIPC member firm fails financially and is unable to meet obligations to securities customers, but it does not protect against losses from the rise and fall in market value of investments.

Investment Securities - Trading and investment securities are valued at quoted market values. Unrealized gains and losses are included in operations. Unrealized gains (losses) on trading account securities total ($11,107) and ($17,343) at December 31, 2002 and 2001. The decreases of $11,107 and $17,343 have been reflected in operations of the years ended December 31, 2002 and 2001, respectively.

Property and Equipment - Property and equipment is recorded at cost less accumulated depreciation to date. Depreciation is computed on the straight-line method using estimated useful lives of 5 to 30 years.

The Company's investment in antique personal property is valued at cost. Market value is not available for these assets. No depreciation is provided since they are deemed to have retained their value.

Cash and Cash Equivalents - For purposes of the statement of cash flows the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash flows from purchase and sales of debt and equity securities carried in the trading account are classified as operating activities. Customer and broker accounts and short-term borrowings having original maturities of three months or less are reported net.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

**DORN & CO., INC.**
**NOTES TO FINANCIAL STATEMENTS**
**DECEMBER 31, 2002 AND 2001**

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes - The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. Deferred tax assets are reduced by a valuation allowance when in the opinion of management, it is more likely than not that some or all of the deferred tax assets will not be realized.

NOTE 2 - INCOME TAX

An income tax receivable of $2,766 resulted from operations during the year ending December 31, 2002.

A deferred tax asset consisting of the following exists:

| | December 31, 2002 | December 31, 2001 |
|---|---|---|
| Current | | |
| Federal | $ 4,564 | $ 259 |
| State | | |
| | $ 4,564 | $ 259 |
| Valuation allowance | (4,564) | (259) |
| Net Deferred Taxes | $ 0 | $ 0 |

The Company's deferred tax asset represents the tax effects of a current net operating loss carry forward. The net operating loss carry forward expires in 2020.

NOTE 3 - NOTES PAYABLE

A line of credit was in effect in the amount of $1,000,000 at December 31, 2002 and 2001. Amounts owed are due on demand, and interest is payable at rates tied to a predetermined base rate. There was no outstanding balance as of December 31, 2002 or 2001.

NOTE 4 - PROFIT SHARING TRUST FUND

The Company has adopted a non-contributory profit sharing plan covering all full-time employees with one or more years of service, to which it has been paying a cash amount approximating 15 percent of the eligible salaries of those employees who have fulfilled the length of service requirement. Contributions to the plan are discretionary and totaled $87,819 and $60,799 for 2002 and 2001.

**DORN & CO., INC.**
**NOTES TO FINANCIAL STATEMENTS**
**DECEMBER 31, 2002 AND 2001**

NOTE 5 - NET CAPITAL REQUIREMENTS

As a registered Broker-Dealer, Dorn & Co., Inc. is subject to the requirements of Rule 15(c)3-1 of the Securities Exchange Act of 1934. The basic concept of the rule is liquidity, its object being to require a Broker-Dealer to have at all times sufficient liquid assets to cover its current indebtedness. Specifically, the rule requires a self-clearing broker to maintain a minimum of $250,000 in net capital, and prohibits a Broker-Dealer from permitting its aggregate indebtedness to exceed fifteen times its net capital as those terms are defined. Although Dorn & Co., Inc. is no longer self-clearing, it still has chosen to maintain a minimum net capital of $250,000 in order to act as a principal. At December 31, 2002, aggregated indebtedness and net capital were $572,862 and $360,456, respectively, a ratio of 1.59 to 1. At December 31, 2001, aggregate indebtedness and net capital were $244,698 and $353,306, respectively, a ratio of 0.69 to 1.

NOTE 6 - RELATED PARTY TRANSACTIONS

The Company maintains its offices in a building owned by its sole shareholder, and paid amounts of $72,000 and $60,000 for rent in 2002 and 2001, respectively. The building is leased on a month to month basis, and the Company pays all occupancy costs.

Corporate indebtedness at Community First National Bank of Fergus Falls, described in Note 3 above, has been personally guaranteed by the Company's sole shareholder.

NOTE 7 - CREDIT RISK

Amounts on deposit in the corporation bank account frequently exceeded the $100,000 FDIC coverage for depositors. This results in a credit risk as defined by Financial Accounting Standards Board Opinion No. 105. Amounts on deposit with RBC Dain are covered by Securities Investor Protection Corporation (SIPC) as disclosed in Note 1, Securities Insurance.

Other financial instruments subject to off-balance-sheet credit risk include accounts receivable, and trading and investment securities. The Company does not require collateral or other security to support receivables. At December 31, 2002 and 2001, the Company had accounts receivable from customer open transactions of $0 and $0, respectively.

The value of trading and investment securities is based on market values of the specific issues and thus subject to market fluctuations.

NOTE 8 - FAIR VALUE OF FINANCIAL INSTRUMENTS

For most financial instruments owned by the Company, including cash, accounts receivable and payable, and notes payable the fair value approximates their carrying value because of their short-term nature or because their interest rates are equal to current market rates. Trading and investment securities are valued on the financial statements at current market values as of December 31, 2002 and 2001. Such market values represent a fair value of these financial instruments. It was not practical to estimate the fair value of investment in antique personal property because a limited market exists for their sale or resale.

SUPPLEMENTAL INFORMATION

# DORN & CO., INC.
## COMPUTATION OF NET CAPITAL / RECONCILIATION
## DECEMBER 31, 2002

| | |
|---|---|
| TOTAL STOCKHOLDERS' EQUITY - per statement of financial condition | $664,560 |
| DEDUCTIONS | |
| Unallowable Assets | |
| Prepaid expenses | $ 4,315 |
| Property and equipment - net of accumulated depreciation | 211,275 |
| Investment in antique personal property | 31,607 |
| Haircuts on Trading Account Securities | |
| Municipal bonds | 56,907 |
| Total Deductions | $304,104 |
| NET CAPITAL | $360,456 |
| TOTAL LIABILITIES - per statement of financial condition | $572,862 |
| DEDUCTIONS | $ 0 |
| AGGREGATE INDEBTEDNESS | $572,862 |
| RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL | 1.59 to 1 |

[1]

[1]The above computation of net capital was compared to the computation of net capital for the December 31, 2001 FOCUS filing and no material differences existed.

See Independent Auditor's Report

**DORN & CO., INC.**
**TRADING AND INVESTMENT SECURITIES**
**DECEMBER 31, 2002**

| | Market Value | Cost |
|---|---|---|
| CORPORATE STOCKS | | |
| None held | | |
| | | |
| MUNICIPAL BONDS | | |
| Golden Valley MN Revenue Bonds, 5.5%, $680,000 par value | $ 630,578 | $ 645,300 |
| Minneapolis MN Revenue Bonds, 5.1%, $40,000 par value | 40,168 | 38,800 |
| | | |
| CORPORATE BONDS | | |
| Federal Home Loan Mortgage Corporation (FHLMC) Bonds, 6.0%, $4,000 par value | 4,066 | 4,033 |
| Federal Home Loan Mortgage Corporation (FHLMC) Bonds, 6.0%, $107,000 par value | 107,000 | 106,198 |
| Government National Mortgage Association (GNMA) Bonds, 5.5%, $72,000 par value | 72,000 | 70,740 |
| Government National Mortgage Association (GNMA) Bonds, 5.5%, $7,000 par value | 7,000 | 6,878 |
| | $ 860,812 | $ 871,949 |

See Independent Auditors' Report.

**DORN & CO., INC.**
**INSURANCE IN FORCE**
**DECEMBER 31, 2002**

| | | |
|---|---|---|
| EMPLOYEES | Worker's compensation | Statutory |
| | Profit Sharing Blanket bond | 100M |
| BUSINESS OWNER'S POLICY | Business liability | 1,000M |
| | Medical expense | 5M |
| | Tenant's fire, legal | 50M |
| | Hired/non-owned autos | 1,000M |
| | Building replacement | 302,700 |
| | Business personal property | 100M |
| | Valuable papers | 10M |
| | Business interruption | 12 months |
| | Outdoor signs | 5M |
| STOCKBROKERS | Blanket bond (10M deductible) | 300M |
| | Fidelity and deposit (5M deductible) | 25M |
| | Audit expense coverage | 25M |
| | Unauthorized signatures | 25M |
| SECURITY BOND | North Dakota blue sky | 25M |
| | Seaboard Security STAMP (5M deductible) | 100M |
| MAIL | First Class mail/Certified mail/Overnight | |
| | Non-negotiable | 5,000M |
| | Negotiable | 5,000M |

See Independent Auditors' Report.